UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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07005615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
210
SECTION

SEC FILE NUMBER
8 - 49187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MCC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, SUITE 1006
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Roach (212) 614-0491
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.


PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert G. Roach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCC SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (c) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
MCC Securities, Inc.:

We have audited the accompanying statement of financial condition of MCC Securities, Inc. as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MCC Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 9, 2007

MCC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 15,327
Accounts Receivable	5,030
Other Assets	611
TOTAL ASSETS	$ 20,968

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 5,965
Total Liabilities	5,965
Stockholder's Equity:	
Common stock, par value $.01 shares authorized, issued and outstanding 2000	20
Additional Paid-in Capital	62,340
Accumulated Deficit	(47,357)
Total Stockholder's Equity	15,003
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,968

The accompanying notes are an integral part of this financial statements.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. ORGANIZATION OF THE CORPORATION

MCC Securities, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers (NASD).

Effective November 7, 1996, the Company was approved for membership in the National Association of Security Dealers (NASD). Membership in the NASD was approved pursuant to a restriction agreement entered into between the Company and the NASD. The restriction agreement limits the Company's activities to private placements of securities and fee basis consulting. The Company has registered as a broker dealer in twelve states where it conducts business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by Moore Clayton & Co., Inc. (the Company's Parent). In 2006, the Parent has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006
(continued)

NOTE 4. INCOME TAXES

For Federal tax purposes, the Company files as part of a consolidated return with the Parent. Federal taxes will be paid at the Parent level. For the year ended December 31, 2006 no accrual has been made for state and local taxes.

NOTE 5. NET CAPITAL REQUIREMENTS

The restrictive agreement referred to in Note 1, requires the Company to maintain a minimum of $5,000 in net capital. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of $9,362 and excess net capital of $4,362. The Company's ratio of aggregate indebtedness to net capital was .64 to 1.



END